June 20, 2011

Ms. Sharon Blume, Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F St. NE
Washington, D.C. 20549

Re:           MB Financial, Inc.
Form 10-K for the year ended December 31, 2010
File No. 0-24566-01

Dear Ms. Blume:

This letter is in response to your letter dated June 6, 2011 with respect to the above-referenced Form 10-K filing of MB Financial, Inc. (the “Company”).  Your comments are repeated verbatim below in boldface type for your convenience, and our response is presented below the comment.

Form 10-K

Legal Proceedings, page 27

1.
Please revise here and in the footnotes to the financial statements, to provide a brief summary of all outstanding legal proceedings that have the potential to have a material effect on your financial condition and results of operations.  Specifically disclose whether or not you have accrued or paid amounts associated with them and consider the disclosure requirements of ASC 450-20-50.  To the extent you believe that none of the legal proceedings currently facing the company are significant enough to disclose, please provide us a complete summary of all outstanding proceedings and quantification of accruals and payments to date.

Response:

As of December 31, 2010, there were no outstanding legal proceedings that we believe had the potential to have a material effect on our financial condition and results of operations.  As of that date, we have not accrued any amounts associated with any legal proceedings.

Under ASC 450-20-50, disclosure of a loss contingency is required if there is at least a reasonable possibility that a loss may have been incurred.  The disclosure must include the nature of the contingency and an estimate of the possible loss or range of loss, or statement that such an estimate cannot be made.  As of December 31, 2010, no such contingencies existed.

Selected Financial Information, page 31

2.
Please revise here and throughout your document to clearly label all non-GAAP measures as such wherever they are presented and to provide a cross reference to the reconciliation to the nearest GAAP measure.  Also, please revise the discussions of why management believes non-GAAP measures are appropriate and how management uses these measures to provide more detailed discussions.  Considering the significant number of non-GAAP measures presented and the significant number of adjustments made, your current discussions of why you believe these measures are appropriate appear overly abbreviated.

Response:

In future filings, we will clearly label all non-GAAP measures as such wherever they are presented and provide a cross-reference to the nearest GAAP measure.  In addition, we will provide more detailed discussions of why management believes non-GAAP measures are appropriate and the additional purposes, if any, for which management uses these measures.   With respect to the particular non-GAAP measures appearing in the tabular and narrative disclosures in Items 6 and 7 of our 2010 Form 10-K, to the extent this information is repeated in future filings, we will footnote the tables to denote non-GAAP measures as such and include cross-references in these footnotes, as well as in narrative disclosures containing non-GAAP measures, to the reconciliation to the nearest GAAP measures.

With respect to the discussion appearing in our 2010 Form 10-K as to why management believes non-GAAP measures are appropriate and the additional purposes, if any, for which management uses these measures, to the extent this discussion is applicable in future filings, we will revise it to read substantially as follows:

“Our summary consolidated financial information and other financial data contain information determined by methods other than in accordance with GAAP.  These measures include core pre-tax, pre-provision earnings, net interest income on a fully tax equivalent basis, net interest margin on a fully tax equivalent basis; efficiency ratio, with net gains and losses on other real estate owned, net gains and losses on securities available for sale, net gains and losses on sale of other assets,  acquisition related gains and increase (decrease) in market value of assets held in trust for deferred compensation excluded from  the non-interest income component of this ratio and the FDIC special assessment expense, contributions to MB Financial Charitable Foundation, executive separation agreement expense, unamortized issuance costs related to redemption of trust preferred securities, impairment charges and increase (decrease) in market value of assets held in trust for deferred compensation excluded from the non-interest expense component of this ratio; ratios of tangible equity to tangible assets, tangible common equity to tangible assets, and tangible common equity to risk-weighted assets; and tangible book value per common share.

Our management uses these non-GAAP measures together with the GAAP measures in its analysis of our performance and in making business decisions.  Management also uses these measures for peer comparisons.  Management believes that core pre-tax, pre-provision earnings are a useful measure in assessing our core operating performance, particularly during times of economic stress.  Our results of operations have been negatively impacted by adverse economic conditions, as seen in our elevated levels of loan charge-offs and provision for loan losses.  Management believes that measuring earnings before the impact of the provision for loan losses makes our financial data more comparable between reporting periods so that investors can better understand our operating performance trends.  We also believe that this is a standard figure used in the banking industry to measure performance.

The tax equivalent adjustment to net interest income recognizes the income tax savings when comparing taxable and tax-exempt assets and assumes a 35% tax rate.  Management believes that it is a standard practice in the banking industry to present net interest income and net interest margin on a fully tax equivalent basis, and accordingly believes that providing these measures may be useful for peer comparison purposes.

Management also believes that by excluding net gains and losses on other real estate owned, net gains and losses on securities available for sale, net gains and losses on sale of other assets,  acquisition related gains and increase (decrease) in market value of assets held in trust for deferred compensation from the non-interest income component and the FDIC special assessment expense, contributions to MB Financial Charitable Foundation, executive separation agreement expense, unamortized issuance costs related to redemption of trust preferred securities,  impairment charges and increase (decrease) in market value of assets held in trust for deferred compensation from other non-interest expense component of the efficiency ratio, this ratio better reflects our operating efficiency.  Management believes this measure is enhanced by excluding these items, which do not pertain to our core business operations, making the measure more meaningful when comparing our operating results from period to period.

The other measures exclude the ending balances of acquisition-related goodwill and other intangible assets, net of tax benefit, in determining tangible assets, tangible equity and tangible common equity.  Management believes the presentation of these other financial measures excluding the impact of such items provides useful supplemental information that is helpful in understanding our financial results, as they provide a method to assess management’s success in utilizing our tangible capital as well as our capital strength.  Management also believes that providing these measures that exclude balances of acquisition-related goodwill and other intangible assets, which are subjective components of valuation, facilitates the comparison of our performance with the performance of our competitors.  We also believe that these are standard financial measures used in the banking industry to measure performance.  These disclosures should not be viewed as substitutes for the results determined to be in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

Reconciliations of net interest margin on a fully tax equivalent basis to net interest margin, efficiency ratio as adjusted to efficiency ratio, tangible assets to total assets, tangible  equity to stockholders’ equity and tangible common book value per common share to common book value per common share are contained in the “Selected Financial Data” discussed below.”

Allowance for Loan Losses, page 54

3.
Please revise your discussion of the general loss reserve to disclose the number of periods considered in your multi-year review of historical data.  Disclose if and how you weight that information based on changes in market conditions.

Response:

In future filings, to the extent applicable, we will include substantially the following disclosure:

“We use a loan loss reserve model that incorporates the migration of loan risk ratings and historical default data over a multi-year period to develop estimated default factors (EDFs).  The model tracks annual loan rating migrations by loan type and currently uses loan risk rating migrations for ten years.  The migration data is adjusted by using average losses for an economic cycle and smoothed to develop EDFs by loan type, risk rating and maturity.  EDFs are updated annually in December.

To account for current economic conditions, the general allowance for loan and lease losses (ALLL) also includes adjustments for macroeconomic factors.  Macroeconomic factors adjust the ALLL upward or downward based on the current point in the economic cycle using predictive economic data and are applied to the loan loss model through a separate allowance element for the commercial, commercial real estate, construction real estate and lease loan components.  To determine our macroeconomic factors, we use specific economic data that has been shown to be a statistically reliable predictor of industry loan losses relative to long term average loan losses.  We annually review this data to determine that such a correlation continues to exist.”

4.
Please revise to provide an expanded discussion of the macroeconomic factors considered in developing your general loss reserve, specifically identifying the significant factors and how they effected changes on your allowance between periods.

Response:

In future filings, to the extent applicable, we will include substantially the following disclosure:

“Our macroeconomic factors are based on regression analyses that reflect a high correlation between certain macroeconomic factors and industry wide charge-off rates.  The correlation of over 25 indicators to charge-offs were tested (change in fed funds rate, change in personal income, durable goods orders, etc.).  The following macroeconomic indicators resulted in the highest correlation with charge-offs:

Commercial and Industrial loans and lease loans:  Fed funds rate, Annual percent change in S&P 500, Annual percent change in unemployment.

Commercial real estate loans and construction loans:  The two previous year’s Cook County commercial real estate net charge-off rate, Annual percent change in unemployment, Chicago area commercial real estate capitalization rate (overall).

Using the factors above, a predicted industry wide charge-off rate is calculated for commercial loans and lease loans based on the regression analyses.  A predicted Chicago area charge-off rate is calculated for commercial real estate loans and construction loans.  The predicted charge-off percentage is then compared to a cycle average charge-off percentage, and a macroeconomic adjustment factor is calculated.  Additionally, as part of the standard calculation of the macroeconomic adjustment factor, it is assumed that charge-offs revert to the cycle average over a period of time.  The macroeconomic adjustment factor is applied to each commercial loan type.  Each year, we review the predictive nature of the macroeconomic factors by comparing actual charge-offs to the predicted model charge-offs.

The macroeconomic factors added approximately $39 million to the ALLL as of December 31, 2010, an increase of approximately $16 million from the prior year end.”

5.
We note your disclosures and related information, including certain Industry Guide 3 disclosures and information provided as part of your Management's Discussion and Analysis as it relates to your asset quality and the allowance for loan losses for the years presented. There are, however, various levels at which we are unclear how and why you determined that your periodic loan loss provisions and your allowance for loan loss ending balances were appropriate under GAAP for each of the two years ended December 31, 2010, and for the quarterly periods during this time.  In order for us to better understand the judgments and views management contemplated in making their ultimate determination of the allowance for loan losses for these periods, please tell us how the following factored in to your ultimate quarterly and year-end conclusions that both the provision for loan losses and the allowance for loan losses balances were appropriate at the time management prepared their financial statements:

a.
We note that for 2010 and 2009, both gross and net charge-offs exceeded the beginning balance of your allowance for loan losses. Please explain how you concluded that the respective beginning allowance for loan loss balances were appropriate and how that conclusion resulted in you taking provisions exceeding $200 million in 2010 and 2009.  As management replenished the allowance for loan losses during these periods, please discuss what considerations were given to reassessing the appropriateness of the allowance in previously reported periods and the kind of information management used to determine any adjustments made to quarters following those periods in which excessive charge-offs were taken (on a relative basis) and how and why additional provisions had not been made previously.

b.
In order for us to have a full and complete understanding of how you have followed and applied your allowance for loan loss methodology in a manner consistent with GAAP and your specific accounting policies as they relate to loan classification, migration of loans through nonperforming loan categories, recognition of loan impairment and any appropriate and timely decreases in the fair value of collateral by way of incremental loan loss provisions and/or partial and full charge-offs of respective loans under review, please provide a timeline for the five largest charge-offs recognized in both 2009 and 2010 as well as your five largest nonaccrual loans at December 31, 2010:

•	Loan origination date, amount and classification;
•	Specific triggering events or specific circumstances (by date) which resulted in changes to loan classification;
•	The underlying collateral supporting the loan;
•
The dates of the last two appraisals and a discussion of the findings associated with each appraisal or alternative fair value determination and how they were used in determining specific loan loss provision amounts, partial and/or full charge-offs;

•
Other specific information relevant to the loan such as any loan restructuring or other loan workouts associated with any residual loan balance, or current balance-especially for those currently in nonaccrual status, etc.; and

•
Describe the kind of triggering events you considered when determining the amount and timing of your loan loss provisions.  Given that there was rapid deterioration in economic conditions in a few quarters noted both nationally and regionally in the specific markets and states you operate in, primarily during late 2008 and early 2009, we are unclear why you would have a prolonged period of relatively high loan loss provisions for over eight quarters.

Response:

a.           As of December 31, 2008 and 2009, management believed that the ALLL was adequate to cover probable losses in the loan portfolio in accordance with GAAP.   As explained below, the allowance replenishments during the years ended December 31, 2009 and 2010 occurred due to adverse developments arising during those years, subsequent to our determinations that the beginning allowance levels were appropriate.

During 2009, economic conditions in the Chicago area deteriorated materially from those prevailing at the beginning of the year.  Consequently, our provision for loan losses increased by $106.1 million to $231.8 million for the year ended December 31, 2009 from $125.7 million for the year ended December 31, 2008.  The increase in our provision for loan losses was primarily due to increases in non-performing loans and net charge-offs, and the migration of performing loans from better risk ratings to worse risk ratings and higher loss given default factors during 2009.  The migration of performing loans to worse risk ratings was primarily due to worsening macroeconomic factors, declines in the values of collateral and the deterioration in the general business environment during 2009, none of which were anticipated at the beginning of the year to occur at this level of severity.  A majority of downward migration and loan losses related to our construction loan portfolio as unit sales on construction projects came to an abrupt halt and resulted in significantly higher than anticipated charge-offs.

During 2010, collateral values continued to deteriorate beyond the levels anticipated at the beginning of that year, resulting in relatively high provisions on defaulted commercial real estate and construction loans.  In particular, commercial real estate loans in the Chicago area worsened in 2010 and lagged other areas of the country in seeing meaningful improvement.  In addition, during 2010, we had a $22.6 million charge off due to a customer fraud discovered during that year.

Overall, the business environment has been adverse for many households and businesses in the United States, including those in the Chicago metropolitan area.   In October 2009, the United States’ unemployment rate rose above 10% for the first time in over 25 years and remained at elevated levels throughout 2010.  Single family homes, condominiums, retail property, manufacturing property, and vacant land all continued to experience a significant decrease in demand due to the worsening economic environment during the past two years.  As a result, significant declines in the values of single family homes and other properties occurred and required higher reserves on impaired and potential problem loans.

b.           The information below summarizes the five largest charge-offs during the year ended December 31, 2010 (dollars in millions):

Loan	Charge-off	Origination Amount	Origination Date	Loan Type	Last Appraisal	Previous Appraisal	Nonaccrual Date	Charge-off Date
#1	$22.6	$38.6	February 2007	Commercial	Borrowing Base	Borrowing Base	6/29/2010	6/29/2010
#2	$10.9	$41.5	March 2007	Construction Real Estate	June 2010	March 2007	8/31/2009	6/30/2010
#3	$10.4	$23.6	May 2005	Commercial Real Estate	2009 and 2010	2007 and 2008	11/15/2010	12/30/2010
#4	$9.5	$26.4	October 2007	Commercial Real Estate and Vacant Land	June 2010	October 2008	3/26/2010	6/26/2010
#5	$8.3	$27.4	August 2005	Commercial Real Estate	September 2010	February 2010	3/31/2010	3/31/2010

Loan #1 above relates to a commercial loan originated in 2007.  During the first quarter of 2010, the borrower began experiencing global financial issues.  In the second quarter of 2010, the loan was downgraded from pass to special mention, and an additional allowance for loan and lease losses was allocated to reflect the higher probability of default.  A further review of the underlying collateral on the loan reflected signs of potential customer fraud due to significant discrepancies in the borrowing base.  At the end of the second quarter of 2010, the borrower continued to make timely payments; however, due to the global financial issues of the borrower, the loan was downgraded further to substandard and placed on non-accrual status.  When the loan was placed on non-accrual in the second quarter of 2010, an impairment analysis was performed and a charge-off was taken on the relationship.  A specific allocation of the allowance for loan and lease losses remained for this loan at December 31, 2010 due to continued uncertainty of the underlying collateral.

Loan #2 is a multi-phase construction real estate loan originated in 2007.  Unit sales began to slow considerably in 2009 and the project essentially came to a standstill.  During the first quarter of 2009, the loan was downgraded from pass to substandard.  An additional allowance for loan and lease losses was allocated in the first quarter of 2009 to reflect the higher probability of default.  The loan was placed on non-accrual in the third quarter of 2009 and an impairment analysis was performed.  As a result of the impairment analysis, a specific reserve was established and was subsequently charged down in the first quarter of 2010 when a new appraisal of the collateral indicated erosion in value of approximately 50% from the previous appraisal.  A specific allocation of the allowance for loan and lease losses remained for this loan at December 31, 2010 due to continued uncertainty of the underlying collateral.

Loan #3 is a pool of commercial real estate and land properties originated in 2005, consisting of multiple loans and properties to one borrower.  Beginning in 2009, the borrower began having tenant and partnership issues. The loan was downgraded from pass to special mention in the third quarter of 2009, and an additional allowance for loan and lease losses was allocated to reflect the higher probability of default.  The borrower continued to maintain current payments on the loans; however, as real estate values began to decline, the loan was subsequently downgraded to substandard and placed on non-accrual during the fourth quarter of 2009.  At the time the loan was placed on non-accrual status, an impairment analysis was performed reflecting a decline in value of approximately 20% from the prior appraisal. The impairment resulted in a charge-off in the fourth quarter 2010.

Loan #4 is a collection of office, retail, and land real estate properties originated in 2007.  The properties were collateral types in locations that experienced some of the worst declines in the downturn of the real estate market in 2009 and 2010.  The loans were downgraded to substandard in the first quarter of 2010, and additional allowance for loan and lease losses was allocated to reflect the higher probability of default.  The borrower continued to maintain current payments on the loans; however, the loan was placed on non-accrual and charged down in the second quarter of 2010 after a new appraisal of the collateral indicated significant erosion in value of approximately 25% and there was an indication that the borrower may not have adequate cash flows to service the loan.  In anticipation of the loan being restructured into an A/B note in the first quarter of 2011, the majority of the charge-off was recognized in the fourth quarter of 2010.

Loan #5 is a pool of multi-phase construction real estate loans originated in 2005.  The properties began losing tenants in 2009 and 2010.  At that time, the loans were downgraded from pass to substandard.  During the first quarter of 2009, additional allowance for loan and lease losses was allocated to the credit to reflect the higher probability of default.  The loan was placed on non-accrual in the first quarter of 2010.  At this time, an impairment analysis was performed and a charge-off recorded, as the new appraisal reflected collateral erosion in value of over 50%.  A specific allocation of the allowance for loan and lease losses remained for this loan at December 31, 2010 due to continued uncertainty of the value of underlying collateral.

The information below summarizes the five largest charge-offs during the year ended December 31, 2009 (dollars in millions):

Loan	Charge-off	Origination Amount	Origination Date	Loan Type	Last Appraisal	Previous Appraisal	Nonaccrual Date	Charge-off Date
#1	$9.6	$10.0	March 2006	Commercial	Borrowing Base	Borrowing Base	12/2/2008	3/23/2009
#2	$8.4	$29.4	February 2005	Construction Real Estate	September 2009	February 2008	6/30/2008	12/31/2009
#3	$8.4	$10.0	September 2003	Construction Real Estate	Borrowing Base	Borrowing Base	9/29/2008	6/30/2009
#4	$7.8	$20.0	October 2005	Commercial	Borrowing Base	Borrowing Base	3/23/2009	12/22/2009
#5	$5.7	$14.5	September 2007	Construction Real Estate	December 2009	September 2007	9/25/2009	12/31/2009

Loan #1 is a commercial loan secured by general business assets originated in 2006.  In 2008, the borrower’s principals were arrested for criminal fraud and subsequently the borrower began winding down operations.  In the fourth quarter 2008, the credit was downgraded from pass to substandard and placed on non-accrual status.  At this time, an impairment analysis was performed and a specific allocation of the allowance for loan and lease losses was established.  After the business wound down and the loss was known, the loan was charged off in the first quarter of 2009.

Loan #2 is a residential construction real estate loan originated in 2005.  Unit sales began to slow considerably in 2008 and the project essentially came to a standstill.  At that time, the loan was downgraded from pass to substandard.  Even the though the borrower remained current on payments, the loans were placed on non-accrual in the second quarter of 2008, and as a result of the impairment analysis, a specific allocation of the allowance for loan and lease losses was established.   Subsequently, the loan was charged down in the fourth quarter of 2009 when a new appraisal of the collateral indicated significant erosion in value.  A specific allocation of the allowance for loan and lease losses remained for this loan at December 31, 2010 due to continued uncertainty of the value of the underlying collateral.

Loan #3 is loan participation in a Shared National Credit to a home builder.  The loan originated in 2003.  The borrower began experiencing financial difficulties with the beginning of the downturn in the housing market in 2007.  The loan was downgraded from pass to substandard in the fourth quarter of 2007.  The market continued to deteriorate in 2008, and additional allowance for loan and lease losses was allocated to reflect the higher probability of default in the second quarter of 2008.  The loan was placed on non-accrual in the third quarter of 2008.  At this time, an impairment analysis was performed and a specific reserve was established, with charge-offs recognized beginning in the second quarter of 2009.  In the third quarter of 2009, the properties securing the loans were transferred to other real estate owned.

Loan #4 is a commercial loan secured by general business assets originated in 2005.  The borrower’s business was heavily concentrated and dependent upon the residential housing market.  The loan was downgraded from pass to substandard in the second quarter of 2008, and additional allowance for loan and lease losses was allocated to reflect the higher probability of default in the third quarter of 2008.  In early 2009, the borrower ceased operations (at which time the loan was placed on non-accrual) and an impairment analysis was performed.  After the wind down of the company and the loss known, the remaining exposure was charged off.

Loan #5 is a multi-phase construction real estate loan originated in 2007.  Unit prices began to decline significantly in 2008 through 2009.  The loan was downgraded from pass to special mention in the third quarter of 2008.  The loan was further downgraded to substandard in the first quarter of 2009, and additional allowance for loan and lease losses was allocated to reflect the higher probability of default.  Subsequently, the loan was placed on non-accrual in the third quarter of 2009, and impairment analysis was performed.  The loan was then charged down in the fourth quarter of 2009 when a new appraisal of the collateral indicated significant erosion in value from the prior appraisal.

The information below summarizes the five largest nonaccrual loans as of December 31, 2010 (dollars in millions):

Loan	Origination Date	Origination Amount	Outstanding Balance	Loan Type	Last Appraisal	Previous Appraisal	Nonaccrual Date
#1	May 2006	$18.5	$18.4	Commercial Real Estate	September 2010	June 2009	8/31/2010
#2	October 2007	$26.4	$16.1	Commercial Real Estate	June 2010	October 2008	3/26/2010
#3	September 2003	$53.3	$15.7	Construction Real Estate	June 2010	March 2007	6/30/2010
#4	August 2005	$36.7	$13.9	Construction Real Estate	December 2010	March 2009	3/23/2009
#5	January 2008	$9.7	$9.6	Commercial Real Estate	January 2010	June 2007	8/31/2010

Loan #1 is a commercial loan secured by a pool of first mortgages on primarily commercial properties originated in 2006.  The underlying assets securing the loan began to deteriorate with the decline in the real estate market.  The loan was downgraded from pass to special mention in the fourth quarter of 2008.  The borrower continued to maintain current payments; however, the loan was further downgraded to substandard and placed on non-accrual in the third quarter 2010 as the underlying properties continued to decline in value.  At this time, an impairment analysis was performed and a specific allocation of the allowance for loan and lease losses was established, which remained at December 31, 2010.

Loan #2 is a collection of office, retail, and land real estate properties originated in 2007.  The properties were collateral types in locations that experienced some of the worst declines in the downturn of the real estate market in 2009 and 2010.  The loans were downgraded to substandard in the first quarter of 2010, and additional allowance for loan and lease losses was allocated to reflect the higher probability of default.  The borrower continued to maintain current payments on the loans; however, the loan was placed on non-accrual and charged down in the second quarter of 2010 after a new appraisal of the collateral indicated significant erosion in value of approximately 25% and there was an indication that the borrower may not have adequate cash flows to service the loan.  In anticipation of the loan being restructured into an A/B note in the first quarter of 2011, the majority of the charge-off was recognized in the fourth quarter of 2010.

Loan #3 is a multi-phase construction real estate loan originated in 2007.  Unit sales began to slow considerably in 2009 and the project essentially came to a standstill.  At that time, the loan was downgraded from pass to substandard.  Additional allowance for loan and lease losses was allocated in the first quarter of 2009 to reflect the higher probability of default.  The loan was placed on non-accrual in the third quarter of 2009 and an impairment analysis was performed.  As a result of the impairment analysis, additional reserves were allocated to the loan.   The charge-off was recorded in the first quarter of 2010 when a new appraisal of the collateral indicated erosion in value of approximately 50% from the previous appraisal.  A specific allocation of the allowance for loan and lease losses remained for this loan at December 31, 2010 due to continued uncertainty of the underlying collateral.

Loan #4 is a collection of office, industrial, and land real estate properties originated in 2005.  The properties never stabilized.  The loans were downgraded to substandard in the first quarter 2009, and later in the same quarter, the loan was placed on non-accrual after a new appraisal of the collateral indicated significant erosion in value.  At this time, an impairment analysis was performed and a specific reserve was established.  A specific allocation of the allowance for loan and lease losses remained for this loan at December 31, 2010.

Loan #5 is a commercial loan secured by a pool of first mortgage loans.  The underlying assets securing the loan began to deteriorate as customer payments on the assets began to slow with the decline in the housing market.  The loan was downgraded from pass to substandard in the fourth quarter 2008.  The borrower continued to maintain current payments on the loans; however, due to continued deterioration in the underlying collateral, the loan was placed on non-accrual in the third quarter of 2010.  At this time, an impairment analysis was performed and a specific reserve established.  The loan continued to have a specific allocation of the allowance for loan and lease losses at December 31, 2010.

6.
While we note your appraisal policy as presented on page 55 and as described elsewhere, it remains unclear to us how often you used other valuation techniques to value impaired loans. Please discuss in more detail how you develop, obtain and analyze information under these techniques and the effects of these techniques on your allowance for loan losses and provision in each of the periods presented. Regarding the discount adjustments you make to older appraisals, please discuss in more detail how they are determined, how you validate them and their effect on your allowance for loan losses and the provision in each period presented.

Response:

Our appraisal policy is designed to comply with the Interagency Appraisal and Evaluation Guidelines, most recently updated on December 2010. As part of our compliance with these other regulations, we maintain an internal Appraisal Review Department that engages and reviews all third party appraisals. The Chief Real Estate Appraiser reports directly to the Chief Operating Officer, independent of all lending and workout decisions.

For impaired loans with real estate as all or part of the collateral, third party appraisals are obtained annually at a minimum. The only exception being when we are in a second position and it is determined that the amount of the first mortgage (when known) far exceeds a reasonable value for the property.

To further ensure the collateral valuation remains valid, each quarter the Chief Real Estate Appraiser reviews all impaired loans with real estate collateral to determine if the most recent valuation for each property is still a reasonable indicator of value. During this review, if it is determined that market changes have occurred, or physical changes to the property have occurred that require a new valuation sooner than an annual cycle, a new appraisal would be ordered at that time.

There are two exceptions to this rule when other valuation techniques are used for real estate collateral and an internal value adjustment is made as opposed to obtaining a new appraisal sooner than one year, both involving an expected physical change in the collateral. The first is multi-unit for-sale acquisition and development loans where the amount of collateral is declining as units are sold. The second is construction loans where the collateral is increasing in size and value as work is being completed.

In order to accurately match current loan balances to the appropriate collateral valuation, the loan balances at quarter-end are compared to the prior quarter to determine if any proceeds were received from a unit sold in the case of a development project, or proceeds spent in the case of a construction loan. For quarters between annual appraisals with these types of loans, adjustments to value are made by the Appraisal Review Department as needed.

The current policy is to maintain appraised values for all real estate collateral on impaired loans that is not more than one year old.  In addition, each impaired loan with real estate collateral is reviewed quarterly by the Chief Real Estate Appraiser to determine that the most recent valuation remains reasonable during subsequent quarters until the next appraisal.   If considered necessary by the Chief Real Estate Appraiser, the appraised value may be further discounted by internally applying accepted appraisal methodologies to an older appraisal.  Accepted appraisal methodologies include:  income capitalization approach adjusting for changes in underlying leases, adjustments related to condominium projects with units sales, adjustments for loan fundings, and “As is” compared to “As Stabilized” valuations.   As almost all appraisals were considered current as of December 31, 2010, very few appraisals were discounted.

Other valuation techniques are also used to value non-real estate assets.  Discounts may be applied in the impairment analysis used for general business assets (GBA).  Examples of GBA include accounts receivables, inventory, and any marketable securities pledged. The discount is used to reflect collection risk in the event of default that may not have been included in the valuation of the asset.

Potential Problem Loans, page 57

7.
Please revise here and in the footnotes to the financial statements to disclose whether management believes that the allowance for loan losses (ALL) is appropriate at each balance sheet date based on the requirements of US GAAP. The reference to adequacy of the ALL refers to whether the ALL is sufficient for the risk inherent in the portfolio as of the balance sheet date and does not necessarily mean that the level of the ALL is appropriate under GAAP.

Response:

In future filings, we will revise the reference to the adequacy of the allowance for loan losses included in management’s discussion and analysis substantially as follows, “Management believes it has established an adequate allowance for probable loan losses as appropriate under GAAP.”

In future filings, we will revise the reference to the adequacy of the allowance for loan losses included in the footnotes to the financial statements substantially as follows, “The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans, based on an evaluation of the collectability of loans and prior loss and recovery experience as appropriate under GAAP.”

Financial Statements

Significant Accounting Policies

Troubled Debt Restructurings, page 81

8.
Please revise to specifically disclose how many payments a borrower needs to make on a restructured loan before you return the loan to accrual status and how you would determine that a loan can be returned to accrual status at the time of restructuring.

Response:

In future filings, we will include substantially the following disclosure:

“Historical payment performance for a reasonable time prior to and subsequent to the restructuring is taken into account prior to returning existing non-performing loans to accrual status.  A period of sustained repayment for at least six months generally is required for return to accrual status.

FDIC Indemnification Asset, page 83

9.
Please revise to be more specific with respect to how and when adjustments to the loss sharing receivable are recognized. For example, when cash flow estimates are adjusted upward, explain whether you are accreting those adjustments over the life of the related covered loans/foreclosed real estate or taking the charge to reduce the loss sharing receivable in the period. When cash flow adjustments are adjusted downward, explain whether you are immediately recognizing impairment.

Response:

In future filings, we will include substantially the following disclosure:

“When cash flow estimates are adjusted upward for a particular loan pool, the indemnification asset is decreased.  The adjustment to the indemnification asset is accreted over the estimated life of the loan pool.  The corresponding adjustment to the covered loan balances is also accreted over the estimated life of the loan pool.  For covered foreclosed real estate, any valuation allowance established from the date of foreclosure would be reduced.

When cash flow estimates are adjusted downward for a particular loan pool, the indemnification asset is increased.  An allowance for loan and lease losses would be established for the impairment of the loans.  A provision is recognized for the difference between the increase in the indemnification asset and the allowance for loan and lease losses.  For covered foreclosed real estate, a loss is recorded for the impairment, and a charge is recognized for the difference between the increase in the indemnification asset and the valuation allowance.

In both scenarios, the claw-back liability will increase or decrease accordingly.”

From the time purchase accounting was complete on the FDIC-assisted transactions, there have been no significant adjustments to cash flow estimates for any covered loan pools.

Note 2. Business Combinations, page 87

10.	Please revise here to discuss in more detail the terms of each of the claw-back mechanisms that you have with the FDIC.

Response:

Our loss share agreements on the Benchmark Bank, Broadway Bank and New Century Bank transactions include a claw-back mechanism which is based on the initial asset discount and consideration of future credit performance.  If credit performance is better than certain pre-established thresholds, then a portion of the monetary benefit is shared with the FDIC.  Depending on the discount for each of the above transactions, payment may be required even if the pre-established thresholds are not reached.  Each loss share agreement requires that this monetary benefit be paid to the FDIC shortly after the expiration of the loss share agreement, which occurs ten years after the acquisition closing date.

Credit performance (as adjusted by the initial asset discount) is expected to be better than the established thresholds for the Benchmark, Broadway, and New Century transactions.  Therefore, a separate claw-back liability has been booked for each of these three transactions.   The initial claw-back liability was present valued using the overall covered asset yield.

There have been no significant adjustments to the initial cash flow estimates (expected credit performance) on these transactions subsequent to purchase accounting completion; therefore, we have not adjusted our original estimates related to the claw-back liabilities.  Any future adjustments to the claw-back liabilities will be reflected in other income or other expense.

Note 6. Loans, page 93

11.
Please refer to the table of contractual aging of past due loans by class of loans as of December 31, 2010.  In reviewing the table, it is not clear that the total loans excluding covered and non-covered loans line includes non-covered loans in the amount of $82,172. Please revise or advise.

Response:

The non-covered loans related to FDIC transactions in the amount of $82,172 are excluded from the totals of the contractual aging columns in the table, as the final row is intended to reflect legacy performance.  The $82,172 is included in the far right column in the table to agree to the loan amount on the face of the balance sheet.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (847) 653-1991.

Very truly yours,

/s/ Jill E. York
Jill E. York
Chief Financial Officer and Vice President